Press Release	Source: Gamma Pharmaceuticals Inc.

Gamma Pharmaceuticals Receives Purchase Orders from a National Retail Pharmacy Chain

Monday November 17, 9:23 am ET

LAS VEGAS--(BUSINESS WIRE)--Gamma Pharmaceuticals Inc. (OTCBB: GMPM - News) announces the launch of its annual private label program for 2008-2009. Gamma’s 2008-2009 program is a continuation and expansion of our highly successful 2007 rollout of a gum drop based immune booster with a national retail pharmacy chain. Gamma’s immune booster reached the rank of top new product in the cough and cold category at this at this retailer. Gamma has agreed to selectively manufacture certain house brands or private label programs for retailers. The Company expects that each individual product (SKU) will achieve $250,000-$350,000 per SKU for house brands.

Gamma’s CEO Peter Cunningham commented, “We are pleased to launch the 2008-2009 private label program with a major national retail pharmacy chain. The private label business is growing rapidly as national retail chains move aggressively to differentiate from their competitors. Our ability to execute both a private label program and Gamma’s own branded products ensures our Gel Delivery Technology® will gain significant traction in the marketplace.” To support Gamma’s own brands, Brilliant Choice®, Savvy® and Jugular®, we have developed outstanding marketing programs, which have been well received by large regional and national retailers. We progressed this summer through various retail purchasing programs in the United States. We have been selected as branded goods supplier by several retailers and look forward to receiving their purchase orders in the near future."

Gamma Pharmaceuticals Inc. is a marketing and product formulation company focused on developing, marketing, and selling innovative product lines of nutritional supplements, personal care products and OTC pharmaceutical products in Greater China (China, Hong Kong & Taiwan) and the United States. Gamma’s product formulations, based on its proprietary “Gel Delivery Technology” (Gel Delivery Technology Gamma®) are marketed and sold in categories growing at 60% per year and generally described as “wellness products.” Gamma offers consumers one of the industry’s only full suite of gel product forms, including solid gels, liquid gels, crystal gels and gel strips. Gamma’s leading position in gel technologies enables the Company to profit from consumer preferences which are moving away from pills and capsules and towards new and more effective gel product forms. Gamma presents consumers with a choice that offers a more pleasant experience with convenient, great tasting and fast acting product forms.

Gamma master brands include: Brilliant Choice®, range of children’s vitamins, nutritional supplements and immune boosters, Savvy®, a range of adult vitamins, nutritional supplements and immune boosters. Youth targeted products are sold as Jugular® Energy – “Go for the Jugular™.” and iceDROP Instant Hand Sanitizer™ (Beijing); In addition, Gamma has developed formulas and strategies for Metabolic Syndrome and Diabetes Type II, Stress reduction, Cognition, Well being, Menopause Symptoms, and Personal Care Products. Gamma also develops and supplies house brands for major retailers. At this time Gamma is holding licenses for 9 SKUs in China.

Gamma targets consumers in the fast growing Greater China and U.S. wellness and healthcare markets (LOHAS) and the youth energy products market with Gel products. Primary Channels are retail pharmacies, supermarkets, club stores and other big box outlets, as well as the U.S. Military. Secondary channels are Internet and direct selling. Gamma uses third party distributors or sells direct to retail.

Forward-Looking Statements: This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

Contact:
Gamma Pharmaceuticals Inc.
Joe Cunningham
702-989-5262
651-204-2048

Source: Gamma Pharmaceuticals Inc.